

ρ𝒪 3/13

𝓰𝓭 3/11



13014107

SEC UNITEDSTATES
Mail Processing SECURITIES AND EXCHANGE COMMISSION
Section Washington, D.C. 20549

MAR 0 7 2013 **ANNUAL AUDITED REPORT**
~~FORM X-17A-5~~
Washington DC **PART III**
401

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response...... 12.00 | |

| SEC FILE NUMBER |
| --- |
| 8- 32650 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/12__ AND ENDING __12/31/12__
MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLOWAY & ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ONE MILL PLACE, SUITE 101
(No. and Street)

EASTON                          MD                          21601
(City)                         (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MAURICE F. WALLACE, CPA                                    410-822-9306
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAURICE F. WALLACE, CPA
(Name – if individual, state last, first, middle name)

111 N. WEST STREET, SUITE D        EASTON              MD              21601
(Address)                          (City)             (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| SECURITIES AND EXCHANGE COMMISSION |
| --- |
| **RECEIVED** |
| MAR 0 7 2013 |
| 02 REGISTRATIONS BRANCH |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

𝓰𝓹 3/29/13

# OATH OR AFFIRMATION

I, ___F. DAVID HOLLOWAY_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___HOLLOWAY & ASSOCIATES, INC._____, as

of ___DECEMBER 31_____, 20_12___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

 

 

_____              Signature

          PRESIDENT_____

                         Title

_____

       Notary Public       MY COMMISSION EXPIRES 4/19/2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) STATEMENT OF CASH FLOWS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Maurice F. Wallace, CPA

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

The Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

## INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Holloway & Associates, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, the computation of net capital requirement and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 1, the accompanying financial statements, including the net capital computation, were prepared as required by the Securities and Exchange Commission.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holloway & Associates, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Mh f. Wallace, CPA*

Easton, Maryland
February 1, 2013

## CONTENTS

PAGE

**ANNUAL AUDITED REPORT FORM X-17A-5 PART III**
**FACING PAGE AND OATH**

**INDEPENDENT AUDITORS' REPORT**

**FINANCIAL STATEMENTS**

Statement of Financial Condition                                          1 - 2
Computation of Net Capital                                                    3
Computation of Net Capital Requirement and
  Aggregate Indebtedness                                                      4
Statement of Income                                                           5
Statements of Changes in Ownership Equity and Liabilities
  Subordinated to Claims of General Creditors                                 6
Statement of Cash Flows                                                       7
Notes to Financial Statements                                            8 - 11

**SUPPLEMENTARY INFORMATION**

Exemptive Provision Under Rule 15c3-3                                        12
Supplemental Schedules:
    I.      Reconciliation of Audited and Unaudited
            Computation of Net Capital                                       13
    II.     Reconciliation of Audited and Unaudited Statement
            of Changes in Ownership Equity                                   14

**INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL**
**STRUCTURE REQUIRED BY SEC RULE 17a-5**                                  15 - 16

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | | | |
|---|---|---|---|
| HOLLOWAY & ASSOCIATES, INC. | **N** **3** | | 100 |

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) _12/31/12_ | 99

SEC FILE NO. _8-32650_ | 98

Consolidated | 198

Unconsolidated [ X ] | 199

| | | Allowable | | | Non-Allowable | | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| 1. | Cash | $ 50,853 | 200 | | | | $ 50,853 | 750 |
| 2. | Receivables from brokers or dealers: | | | | | | | | |
| | A. Clearance account | | 295 | | | | | | |
| | B. Other | | 300 | $ | 550 | | | | 810 |
| 3. | Receivable from non-customers | 22,190 | 355 | | 18,532 | 600 | 40,722 | 830 |
| 4. | Securities and spot commodities owned at market value: | | | | | | | | |
| | A. Exempted securities | | 418 | | | | | | |
| | B. Debt securities | | 419 | | | | | | |
| | C. Options | | 420 | | | | | | |
| | D. Other securities | | 424 | | | | | | |
| | E. Spot commodities | | 430 | | | | | 850 |
| 5. | Securities and/or other investments not readily marketable: | | | | | | | | |
| | A. At cost $ [130] | | | | | | | | |
| | B. At estimated fair value | | 440 | | | 610 | | | 860 |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | | 630 | | | 880 |
| | A. Exempted securities $ [150] | | | | | | | | |
| | B. Other securities $ [160] | | | | | | | | |
| 7. | Secured demand notes: | | 470 | | | 640 | | | 890 |
| | Market value of collateral: | | | | | | | | |
| | A. Exempted securities $ [170] | | | | | | | | |
| | B. Other securities $ [180] | | | | | | | | |
| 8. | Memberships in exchanges: | | | | | | | | |
| | A. Owned, at market $ [190] | | | | | | | | |
| | B. Owned, at cost | | | | | 650 | | | |
| | C. Contributed for use of the company, at market value | | | | | 660 | | | 900 |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | | 670 | | | 910 |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | | 680 | | | 920 |
| 11. | Other assets | | 535 | | 1,326 | 735 | 1,326 | 930 |
| 12. | TOTAL ASSETS | $ 73,043 | 540 | $ | 19,858 | 740 | $ 92,901 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | as of  12/31/12 |
|---|---|
| HOLLOWAY & ASSOCIATES, INC. | |

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] $\blacktriangledown_{13}$ $ | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | $\blacktriangledown_{10}$ [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 36,634 [1205] | [1385] | 36,634 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] $\blacktriangledown_{12}$ | [1390] $\blacktriangledown_{14}$ | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
|   1. from outsiders $\blacktriangledown_9$ $ [970] | | | |
|   2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
|   1. from outsiders $ [1000] | | | |
|   2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ 36,634 [1230] | $ [1450] | $ 36,634 [1760] |

#### Ownership Equity

| | | |
|---|---|---|
| 21. Sole Proprietorship | $\blacktriangledown_{15}$ $ | [1770] |
| 22. Partnership (limited partners) | $\blacktriangledown_{11}$ ($ [1020] ) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock  1,000 AUTHORIZED, ISSUED AND OUTSTANDING | 1,000 | [1792] |
| C. Additional paid-in capital | 7,818 | [1793] |
| D. Retained earnings | 47,449 | [1794] |
| E. Total | 56,267 | [1795] |
| F. Less capital stock in treasury | $\blacktriangledown_{16}$ ( | [1796] |
| 24. TOTAL OWNERSHIP EQUITY | $ 56,267 | [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | $ 92,901 | [1810] |

OMIT PENNIES

2

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

YEAR ENDED DECEMBER 31, 2012

**HOLLOWAY AND ASSOCIATES, INC.**
**YEAR ENDED DECEMBER 31, 2012**

**FILING INSTRUCTIONS**
**ANNUAL AUDIT - FOCUS REPORT**


File **ONE COPY** of the complete audit report with the following two agencies:

FINRA / Financial Operations
9509 Key West Avenue, 5$^{TH}$ Floor
Rockville, Maryland 20850
Attention: Herani Dansamo


Securities and Exchange Commission
Philadelphia District Office
The Mellon Independence Center
701 Market Street
Philadelphia, Pennsylvania 19106-3322


File **TWO COPIES** of the complete audit report with the following agency:

Securities and Exchange Commission
Office of Investor Education and Assistance
100 F Street, N.E.
Washington, DC 20549


**Due Date: March 1, 2013**
**Must be received at above offices by this date.**


**The Oath or Affirmation must be signed and dated by the President and**
            **Notarized.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response...... | 12.00 |

# Form X-17A-5

# FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
## PART IIA 12

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16    2) Rule 17a-5(b) [ ] 17    3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19    5) Other [ ] 26

NAME OF BROKER-DEALER

HOLLOWAY & ASSOCIATES, INC. 13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE MILL STREET, SUITE 101 20
(No. and Street)

EASTON 21    MD 22    21601 23
(City)    (State)    (Zip Code)

SEC FILE NO.
8-32650 14

FIRM I.D. NO.
01/01/12 15
FOR PERIOD BEGINNING (MM/DD/YY)

12/31/12 24
AND ENDING (MM/DD/YY)

25

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

MAURICE F. WALLACE, CPA 30

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

32
34
36
38

**(Area Code) — Telephone No.**

(410)822-9306 31

OFFICIAL USE

33
35
37
39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?    YES [ ] 40  NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT    [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___28___ day of ___FEBRUARY___ 20 13
Manual signatures of:

1)_____
Principal Executive Officer or Managing Partner
2)_____
Principal Financial Officer or Partner
3)_____
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MAURICE F. WALLACE, CPA | 70

ADDRESS

| 111 N. WEST STREET, SUITE D | 71 | EASTON | 72 | MD | 73 | 21601 | 74 |
|---|---|---|---|---|---|---|---|
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

[x] Certified Public Accountant | 75

[ ] Public Accountant | 76

[ ] Accountant not resident in United States or any of its possessions | 77

**FOR SEC USE**

---

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER                as of <u>12/31/12</u>

HOLLOWAY & ASSOCIATES, INC.

### COMPUTATION OF NET CAPITAL

1.  Total ownership equity from Statement of Financial Condition ..................................................................................... $ _____ 56,267 | 3480
2.  Deduct ownership equity not allowable for Net Capital ..................................................................................... ▾19 ( _____ ) | 3490
3.  Total ownership equity qualified for Net Capital ..................................................................................... 56,267 | 3500
4.  Add:
    - A.  Liabilities subordinated to claims of general creditors allowable in computation of net capital ....................................................... | 3520
    - B.  Other (deductions) or allowable credits (List) ................................................................................... | 3525
5.  Total capital and allowable subordinated liabilities ..................................................................................... $ _____ | 3530
6.  Deductions and/or charges:
    - A.  Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ......................................... ▾17 $ _____ 19,858 | 3540
    - B.  Secured demand note delinquency ........................................................................ | 3590
    - C.  Commodity futures contracts and spot commodities –
      proprietary capital charges ........................................................................................ | 3600
    - D.  Other deductions and/or charges .......................................................................... | 3610 ( _____ 19,858 ) | 3620
7.  Other additions and/or allowable credits (List) ..................................................................................... | 3630
8.  Net capital before haircuts on securities positions ..................................................................................... ▾20 $ _____ 36,409 | 3640
9.  Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
    - A.  Contractual securities commitments .......................................................$ _____ | 3660
    - B.  Subordinated securities borrowings ......................................................................... | 3670
    - C.  Trading and investment securities:
      1.  Exempted securities ........................................................................................ ▾18 _____ | 3735
      2.  Debt securities ................................................................................................ | 3733
      3.  Options ........................................................................................................... | 3730
      4.  Other securities .............................................................................................. | 3734
    - D.  Undue Concentration ................................................................................................ | 3650
    - E.  Other (List) ............................................................................................................. | 3736 ( _____ ) | 3740

10. Net Capital ..................................................................................................................... $ _____ 36,409 | 3750

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER                                              as of ___12/31/12___
   HOLLOWAY & ASSOCIATES, INC.

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 2,442 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 31,409 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) ₂₂ | $ | 30,409 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 36,634 | 3790 |
| 17. Add: | | | | | |
|   A. Drafts for immediate credit ₂₁ | $ | 3800 | | | |
|   B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
|   C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | $ | 36,634 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % | 100.62 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 0.00 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ₂₃ | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
|   A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

### NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement , or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER    HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from₂₄ 01/01/12 |3932| to 12/31/12 |3933|
Number of months included in this statement    12    |3931|

## STATEMENT OF INCOME (LOSS)

**REVENUE**

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ...................................................... $_____ |3935|
   b. Commissions on listed option transactions ............................................................................................ ₂₅ _____ |3938|
   c. All other securities commissions ............................................................................................................ _____ |3939|
   d. Total securities commissions ................................................................................................................. _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ........................................................ _____ |3945|
   b. From all other trading .......................................................................................................................... _____ |3949|
   c. Total gain (loss) .................................................................................................................................. _____ |3950|
3. Gains or losses on firm securities investment accounts ................................................................................ _____ |3952|
4. Profit (loss) from underwriting and selling groups ........................................................................................ ₂₆ _____ |3955|
5. Revenue from sale of investment company shares ....................................................................................... 363,093 |3970|
6. Commodities revenue.................................................................................................................................... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services ........................................... 204,800 |3975|
8. Other revenue ............................................................................................................................................... _____ |3995|
9. Total revenue ................................................................................................................................................ $ 567,893 |4030|

**EXPENSES**

10. Salaries and other employment costs for general partners and voting stockholder officers .......................... 342,832 |4120|
11. Other employee compensation and benefits ................................................................................................. 27,500 |4115|
12. Commissions paid to other broker-dealers ................................................................................................... _____ |4140|
13. Interest expense ........................................................................................................................................... _____ |4075|
    a. Includes interest on accounts subject to subordination agreements ..................................... _____ |4070|
14. Regulatory fees and expenses ..................................................................................................................... _____ |4195|
15. Other expenses ............................................................................................................................................ 170,377 |4100|
16. Total expenses ............................................................................................................................................. $ 540,709 |4200|

**NET INCOME**

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)...................................... $ 27,184 |4210|
18. Provision for Federal income taxes (for parent only) .................................................................................... ₂₈ _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ........................................... _____ |4222|
    a. After Federal income taxes of ................................................................................................ _____ |4338|
20. Extraordinary gains (losses)......................................................................................................................... _____ |4224|
    a. After Federal income taxes of ................................................................................................ _____ |4239|
21. Cumulative effect of changes in accounting principles ................................................................................. _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items ........................................................ $ 27,184 |4230|

**MONTHLY INCOME**

23. Income (current month only) before provision for Federal income taxes and extraordinary items ................. $ 47,187 |4211|

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from  01/01/12    to  12/31/12

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ............................................................................................................. $ _____29,083 [4240]
   A. Net income (loss) ................................................................................................................... _____27,184 [4250]
   B. Additions (Includes non-conforming capital of ............................................................ 29 $_____ [4262] ) _____ [4260]
   C. Deductions (Includes non-conforming capital of ........................................................ $_____ [4272] ) _____ [4270]

2. Balance, end of period (From item 1800) .................................................................................... $ _____56,267 [4290]

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ............................................................................................................. 30 $_____ [4300]
   A. Increases ..................................................................................................................................... _____ [4310]
   B. Decreases ................................................................................................................................... _____ [4320]

4. Balance, end of period (From item 3520) .................................................................................... $_____ [4330]

OMIT PENNIES

**HOLLOWAY & ASSOCIATES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | |
|---|---|---:|
| Cash Received From Commissions | $ | 548,451 |
| Interest Received | | 15 |
| Cash Paid to Suppliers and Employees | | (510,308) |
| | | |
| NET CASH FROM OPERATING ACTIVITIES | $ | 38,158 |

**CASH FLOWS FROM INVESTING ACTIVITIES:**

| | | |
|---|---|---:|
| Purchase Fixed Asset | $ | 0 |
| | | |
| NET CHANGE IN CASH | | 38,158 |
| | | |
| CASH AND EQUIVALENTS AT 12/31/11 | | 12,695 |
| | | |
| CASH AND EQUIVALENTS AT 12/31/12 | $ | 50,853 |

| | | |
|---|---:|---:|
| Net Profit | | 27,184 |
|   Operating Activities: | | |
|     Distribution to Shareholder | | |
| (Increase) Decrease in Assets: | | |
|     Accounts Receivable | (19,547) | |
| Increase (Decrease) in Liabilities: | | |
|     Accounts Payable and Accrued Expenses | 30,521 | |
| | | |
|     TOTAL ADJUSTMENTS | | 10,974 |
| | | |
|     NET CASH PROVIDED BY OPERATING ACTIVITIES | $ | 38,158 |

| | | |
|---|---|---:|
| Non-Cash Items: | | |
|     Distributions to Shareholder | $ | 0 |
| Supplemental Disclosures of Cash Flow Information: | | |
|     Cash Paid for Interest Expense | $ | 0 |
|     Income Taxes Paid (See Notes to Financial Statements) | $ | 0 |

NOTE 1.  **FORM OF PRESENTATION**

These financial statements are presented as the Annual Audited Report Form X-17A-5, Part IIA, as required by the Securities and Exchange Commission. This information is required of brokers and dealers. Holloway & Associates, Inc. holds membership in the Financial Industry Regulatory Authority (FINRA), and, as such, is also required to file an annual report with that authority.

NOTE 2.  **SIGNIFICANT ACCOUNTING POLICIES**

Significant accounting policies are as follows:

Income Taxes

The Company has elected to have its income taxed under Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Therefore, a provision or liability for federal or state income taxes is not included in these financial statements. In addition, deferred income taxes have not been calculated.

Minimum Net Capital Requirement

Effective July 1, 1994, the Company must maintain minimum net capital of $5,000.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Cash Management**

The Company invests its working cash balances in interest bearing accounts whenever possible. Cash accounts are adequately covered by FDIC insurance at the end of the calendar year.

**Risk Management**

The Company carries commercial general, property, employee, and liability insurance coverage. Insurance needs and coverage are reviewed periodically.

8

**NOTE 3.**    **LEASE AGREEMENTS**

The Company leases office space under a month to month operating lease. Office rental expense was $15,917 for the year ended December 31, 2012.

The minimum payment obligation under this lease for the next year is as follows:

| | |
|---|---|
| 2013 | $   15,917 |
| TOTAL | $   15,917 |

**NOTE 4.**    **RECEIVABLES**

Receivables at December 31, 2012 consisted of:

| | |
|---|---|
| Commissions and Trails Receivable | $    40,722 |

**NOTE 5.**    **RELATED PARTIES**

The 100% shareholder of the Company also operates an insurance business as a sole proprietorship.  The Company and the sole proprietorship share auto and other expenses. Allocations for shared office expenses have been made between the Company and the sole proprietorship.

NOTE 6.     <u>401(K) PROFIT SHARING PLAN</u>

Holloway & Associates, Inc. adopted a 401(k) Profit Sharing Plan effective 1/1/2010. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

<u>General</u>

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are twenty-one or older. It is subject to the provisions of the Employee Retiremend Income Security Act of 1974 (ERISA).

<u>Contributions</u>

Each year, participants may elect to have compensation deferred by the maximum of pretax annual compensation as defined law (i.e., Code Sections 402(g) and 415). Participants may also make a separate election to defer up to 90% of any bonus. Participants are also eligible to make Catch-Up Contributions which will be taken into account in applying any matching contribution under the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company will make a Safe Harbor Non-elective Contribution to the account of each "eligible Participant' in an amount equal to 3% (may not be less than 3%) of the Employee's Compensation for the Plan Year.

<u>Participant Accounts</u>

Each participant's account is credited with the participant's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

<u>Vesting</u>

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions are vested based on a Participant's Years of Service, specifically the 6 year graded vesting schedule, 0% vested for years 0-1, 20% vested for 2 years, 40% vested for 3 years, 60% vested for 4 years, 80% vested for 5 years and 100% vested for 6 years and over.

<u>Participant Loans</u>

Participants are not eligible to borrow from the fund accounts.

**NOTE 6.**  **401(K) PROFIT SHARING PLAN – CONTINUED**

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal installments.  For termination of service due to other reasons, a participant may receive distributions as soon as administratively feasible following termination of employment not to exceed the vested interest in his or her account.

Profit Sharing Plan expense for the year ended December 31, 2012 was $32,960.00.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER    HOLLOWAY & ASSOCIATES, INC.                                    as of ___12/31/12___

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ................................................................................ ___x___ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .................................................... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm▾30 _____ | 4335 | _____ | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ........................................................ | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| ▾31 _____ | 4600 | | 4601 | 4602 | 4603 | 4604 | 4605 |
| ▾32 _____ | 4610 | | 4611 | 4612 | 4613 | 4614 | 4615 |
| ▾33 _____ | 4620 | | 4621 | 4622 | 4623 | 4624 | 4625 |
| ▾34 _____ | 4630 | | 4631 | 4632 | 4633 | 4634 | 4635 |
| ▾35 _____ | 4640 | | 4641 | 4642 | 4643 | 4644 | 4645 |

Total $▾36 _____ | 4699 |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**      **DESCRIPTIONS**
1.                        Equity Capital
2.                        Subordinated Liabilities
3.                        Accruals

**HOLLOWAY & ASSOCIATES, INC.**
**RECONCILIATION OF AUDITED AND UNAUDITED**
**COMPUTATION OF NET CAPITAL**
**YEAR ENDED DECEMBER 31, 2012**

Net Capital Per Unaudited Focus Report as of 12/31/12          $36,409

Net Capital Per Audited Focus Report as of 12/31/12          $36,409

**HOLLOWAY & ASSOCIATES, INC.**
**RECONCILIATION OF AUDITED AND UNAUDITED STATEMENT**
**OF CHANGES IN OWNERSHIP EQUITY**
**YEAR ENDED DECEMBER 31, 2012**

Total Ownership Equity Per Unaudited Focus Report
as of 12/31/12                                         $56,267

Total Owners Equity Per Audited Focus Report as 12/31/12       $56,267

# Maurice F. Wallace, CPA

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

## INDEPENDENT AUDITORS' SUPPLEMENTARY
## REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY
## SEC RULE 17a-5

In planning and performing myaudit of the financial statements of Holloway & Associates, Inc. for the year ended December 31, 2012, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Holloway & Associates, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g): (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under section 8 of Regulations T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

*(signature)* CPA

Easton, Maryland
February 1, 2013

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER   HOLLOWAY & ASSOCIATES, INC.                                    as of ___12/31/12___

## EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ............................................................................................ x `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ................................................... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm ▾₃₀_____ `4335`    `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ................................................................... `4580`

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| ▾₃₁ `4600` | `4601` | `4602` | `4603` | `4604` | `4605` |
| ▾₃₂ `4610` | `4611` | `4612` | `4613` | `4614` | `4615` |
| ▾₃₃ `4620` | `4621` | `4622` | `4623` | `4624` | `4625` |
| ▾₃₄ `4630` | `4631` | `4632` | `4633` | `4634` | `4635` |
| ▾₃₅ `4640` | `4641` | `4642` | `4643` | `4644` | `4645` |

Total $ ▾₃₆ _____ `4699`

**OMIT PENNIES**

Instructions:  Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed.  The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**      **DESCRIPTIONS**
1.        Equity Capital
2.        Subordinated Liabilities
3.        Accruals

*Securities Investor Protection Corporation*
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

SIPC-3 2013

8-

8-032650    FINRA    DEC    11/5/1984
HOLLOWAY & ASSOCIATES INC
ONE MILL PLACE STE 101
EASTON, MD   21601

**Check appropriate boxes.**

☐ (i)  its principal business, in the determination of SIPC, taking into account business of
affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii)  its business as a broker-dealer is expected to consist exclusively of:

☒ (I)  the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II)  the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered
investment companies or insurance company separate accounts;

☐ (iii)  it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X _____    _____

Authorized Signature/Title    Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

---

# Form SIPC-3                                FY 2013

*Certification of Exclusion From Membership.*
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES
INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES
INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist
exclusively of one or more of the following (check appropriate boxes):

☐    (i)    its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted
outside the United States and its territories and possessions;*

(ii)    its business as a broker-dealer is expected to consist exclusively of:

☒        (I)    the distribution of shares of registered open end investment companies or unit investment trusts;

☒        (II)    the sale of variable annuities;

☐        (III)    the business of insurance;

☐        (IV)    the business of rendering investment advisory services to one or more registered investment companies or insurance
company separate accounts;

☐    (iii)    it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at
asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
            <u>Interest on Assessments.</u>
            ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or
            dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for
            each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's
exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately
give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.**

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

**Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**